EX. 23.1

Consent of Independent Registered Public Accounting Firm

I consent to including in this Form 10K for the year ending July 31, 2015 my audit report dated September 27, 2014 relating to the financial statements of China Soar Information Technology, Inc. fka Go Public II, Inc. as of July 31, 2014 and the related statements of operations, stockholder deficit, and cash flows for the year then ended.

Saint Petersburg, FL

November 10, 2015